UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Indaptus Therapeutics, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

45339J 105

(CUSIP Number)

Glen R. Anderson

Anderson Family Trust

101 South 200 East

Suite 700

Salt Lake City, Utah 84111

+1.650.493.7500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 14, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45339J 105	13G	Page 2 of 5

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Glen R. Anderson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 113,918(1)
	6.	SHARED VOTING POWER 1,076,482(1)(2)
	7.	SOLE DISPOSITIVE POWER 113,918(1)
	8.	SHARED DISPOSITIVE POWER 1,076,482(1)(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,190,400(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.17%(1)(3)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Shares listed are Reporting Person’s holdings as of the filing date, August 16, 2023.

(2) Represents shares registered in the name of the Anderson Family Trust U/A/D January 7, 2017. Mr. Anderson is a trustee of the Anderson Family Trust and shares voting control with his spouse.

(3) Based on 8,401,047 shares of common stock outstanding as of June 30, 2023.

CUSIP NO. 45339J 105	13G	Page 3 of 5

Pursuant to §§240.13d-1(h) and 240.13d-2(a), this Schedule 13G is being filed as an Amendment No. 4 to Schedule 13D, which amends and supplements the Schedule 13G originally filed with the Securities and Exchange Commission by the Reporting Person on August 19, 2021 relating to the common stock, par value $0.01 per share of Indaptus Therapeutics, Inc., a Delaware corporation, as amended by the Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on October 26, 2021, as further amended by the Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on September 29, 2021, and as further amended by the Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on July 8, 2022 (as amended, the “Schedule 13D”). The Reporting Person was originally eligible to file Schedule 13G. Per §240.13d-1(h), the Reporting Person is permitted to report its beneficial ownership on Schedule 13G given that it was initially eligible to report its beneficial ownership on Schedule 13G. In this case, this Schedule 13G operates as an amendment of the Schedule 13D under §240.13d-2(a). Except as specifically provided herein, this Schedule 13G, which operates as Amendment No. 4 to Schedule 13D pursuant to §240.13d-2(a), does not modify or restate any of the other information disclosed in the Schedule 13D.

Item 1.

(a)	Name of Issuer

Indaptus Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices

3 Columbus Circle, 15th Floor, New York, NY 10019

Item 2.

(a)	Name of Person Filing
Glen R. Anderson, Anderson Family Trust

(b)	Address of the Principal Office or, if none, residence
101 South 200 East, Suite 700, Salt Lake City, UT 84111

(c)	Citizenship
United States

(d)	Title of Class of Securities
Common Stock, par value $0.01 per share, of the Issuer (the “Common Stock”)

(e)	CUSIP Number
45339J 105

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP NO. 45339J 105	13G	Page 4 of 5

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,190,400(1)

(b)	Percent of class: 14.17%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 113,918(1).

(ii)	Shared power to vote or to direct the vote: 1,076,482(1).

(iii)	Sole power to dispose or to direct the disposition of: 113,918(1).

(iv)	Shared power to dispose or to direct the disposition of: 1,076,482 (1).

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

(1) Shares listed are Reporting Person’s holdings as of the filing date, August 16, 2023.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ] .

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

CUSIP NO. 45339J 105	13G	Page 5 of 5

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

August 16, 2023
Date

/s/ Glen R. Anderson

Glen R. Anderson
Name/Title